F-Secure Corporation

02034134

F-SECURE®

SUPPL
82-5035

April 25, 2002

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSED
MAY 21 2002
THOMSON FINANCIAL P

SEC MAIL PROCESSING RECEIVED MAY 09 2002 WASH. D.C. 155 SECTION

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Jaana Sirkiä
Corporate communicator

5/20 pp. Henriitta Malmari

F-Secure Corporation, PL 24, Tammasaarenkatu 7, FIN-00181 Helsinki, Finland, Tel. +358 9 2520 0700, Fax +358 9 2520 5001
www.F-Secure.com VAT Reg. No: FI07055792 Business Identity Code: 0705579-2 Registered Office: Espoo

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

F-SECURE®

FOR RELEASE April 25, 2002

F-SECURE GROUP'S FINANCIAL RESULTS JANUARY 1 – MARCH 31, 2002

Steady anti-virus development in a challenging environment, handheld leadership further strengthened, positive cash flow

For the 1st quarter of 2002, F-Secure reported revenues of 10.0 million euros. This represents no change from the first quarter of 2001 and a decrease of 10% from the previous quarter. The decline was due to normal seasonal variation and a continuing Global slowdown in corporate IT-spending.

The operating result for Q1 was EUR 0.7 million negative (0.8m negative in 4Q2001 and 4.8m negative in 1Q2001) Cash flow remained positive and was 1.1 million.

Business Highlights

Traditional security solution sales continued to exhibit moderate strength despite the challenging economic conditions. The antivirus business continued stable with moderate growth, and good progress was made in selected niches, for example, in gateway-level anti-virus solution sales. The encryption business continued to face long lead times resulting from cautious IT spending.

During the first quarter of 2002, the Group continued to leverage its partnerships in the handheld and wireless content security space. New versions of the products were announced with Compaq. New handheld security partnerships were announced with Hewlett-Packard and Fujitsu-Siemens.

The "Other products" category declined, which reflects the strategic focusing decision to terminate the sales of the NameSurfer product, as already described in previous financial reports.

The Group continued to successfully balance its activities to reflect the current business climate without, however, compromising future growth. The total fixed expenses were 9.6m in the first quarter (compared to 10.9m in 4Q01 and 13.2m in 1Q01).

The Group has maintained a strong focus on improving its customer advocacy processes and systematically following customer satisfaction. After the large virus outbreaks at the end of 2001, causing an increase in demand for technical services up to ten times the normal workload and weakening the satisfaction figures temporarily, product satisfaction figures returned to a quarterly average of 3.93 on a scale from 1 to 5.

In addition to the recognized revenues, the Group had 12.2 million euros of deferred revenues on its balance sheet at the end of the year (10.1m a year ago, 11.5m at the end of 2001). The increase reflects the growth in support contracts, especially in antivirus.

The geographical breakdown of revenues for the first quarter of 2002 (compared to the same period in 2001) was as follows: North America 31% (33%), Nordic Countries 34% (32%), Rest of Europe 26% (27%), and Rest of the World 9% (8%). Antivirus products represented 57% (52%) of the revenues, encryption 40% (41%), and other products 3% (7%).

Product News

The Group, together with Compaq Computer Corporation, introduced the second generation of its Pocket PC file encryption software, F-Secure FileCrypto for Pocket PC Enterprise Edition.

The Group introduced F-Secure Key Manager, an advanced management tool for systems administrators who need to manage F-Secure content encryption products in corporate environments.

Key Customers and Partners

The Group announced that it is working with Hewlett-Packard to enhance the security of HP Jornada Pocket PC devices.

The Group signed a software license and distribution agreement with Fujitsu Siemens Computers to provide data protection for their Pocket LOOX 600 handheld devices.

Personnel and Organization

The Group's personnel strength was 312 at the end of Q1 (319 at the end of 2001).

F-Secure Online Solutions

The business of F-Secure Online Solutions (F-SOS) advanced according to plans, though the uncertainty in the ISP sector continued to extend lead times. Growth of F-SOS's business has remained strong with the subscriber base growing in excess of 25% quarter-over-quarter for four consecutive quarters. Currently, the antivirus service subscriptions represent 5% of all antivirus revenue for the Group.

The Group decided to consolidate all its activities in the Small Office and Home Office (SOHO) market into one single division. These activities include the business and product management of F-Secure's solutions for the SOHO market, consisting of the business done through service providers, web-based sales and retail channels. As a result of this, the operations of F-SOS will be merged into F-Secure Corporation.

Financing

The Group's financial position remained strong during the year. The Group's equity ratio on March 31, 2002, was 74 % (73% at the end of 2001 and 77% on March 31, 2001). Financial income was 0.1m for the first quarter of 2002 (0.9 for 1Q2001).

The liquid assets of the Group on March 31, 2002 were 32.1m (31.0m on December 31, 2001 and 33.7m on March 31, 2001).

Investments

In 2001, the Group's investments were 0.5m euros (0.5m). The investments consisted mainly of IT hardware and software.

Shares, Shareholders' Equity, and Option Programs

In January 2002, a total of 89,240 new shares were entered into the Trade Register and as a result the shareholders' equity increased by EUR 892.40.

The number of shares was 142,161,008 on March 31, 2002. The corresponding number of shares fully diluted would be 163,256,465, including all stock option programs.

Annual General Meeting

The Annual General Meeting of the Group was held on March 27. The Meeting confirmed the financial statements for the fiscal year 2001. The members and the deputy member of the Board of Directors and the managing director were granted a discharge from liability.

The Board of Directors' proposal not to issue a dividend was accepted. It was decided that there would continue to be five Board members. The following members were re-elected: Olli-Pekka Kallasvuo, Kaj-Erik Relander and Risto Siilasmaa. The following new members were elected: Antti Vasara and Matti Virtanen. Ari Hyppönen was re-elected deputy member. Tilintarkastajien Oy - Ernst & Young was elected the Group's auditors. It was decided that the Company's domicile in Clause 1 in the Articles of Association would be changed to Helsinki.

Furthermore, the Board was authorized, during the period of one year from the date of the shareholders' meeting, to decide on an increase of the share capital of the company by one or more new share issues or by launching one or more convertible bonds or option loans or option rights. As a result of such share issues, option loans, option rights or convertible loans, the share capital of the company may be increased by a maximum of 280,000 euros. The maximum number of new shares to be issued is 28,000,000. To the extent the authorization is used to create incentive systems for the personnel of the Group, the share capital may increase by a maximum of EUR 70,000, in which case a maximum amount of 7,000,000 shares may be issued.

The unused portion of the authorization given at the Shareholders' meeting on April 3, 2001, will be cancelled simultaneously with the registration of the new authorization.

The Annual General Meeting accepted the Board's proposal to create a new stock option plan to complement the extensive incentive program that the Company has utilized so far. In the new plan, key personnel of F-Secure will be offered a total of 5.5 million stock options, which entitle the holder to subscribe for a total of 5.5 million shares with an accountable par value of 0.01 euros per share. This means that, as a result of the share subscriptions, the Company's share capital may increase by a maximum of 55,000 euros.

The issued stock options can be exchanged for shares constituting a maximum of 3.9 per cent of the company's shares and voting rights. The terms of the stock option program have been published in a stock exchange release on March 7, 2002.

The Annual General Meeting also decided that to offset the dilution effect of the new Stock Option Plan 2002, all stock options not granted in the Company Stock Option Plan 1999/I will be cancelled and a required amount of stock options in the Company Stock Option Plans 1998 and 1999/II and III will also be cancelled, to maintain the same number of issued stock options and subsequent increase in the share capital.

Events in Early Q2

The C warrants of F-Secure Corporation's Warrant Program 1998 started to be traded on the Helsinki Exchanges Main List on April 2, 2002.

Mr. Olli-Pekka Kallasvuo was re-elected Chairman of the Board.

In April, the Group announced three security products for the Nokia 9200 Communicator series. The products will be distributed through both F-Secure and the Nokia Software Market.

Future Outlook

The Group believes strongly in its strategy and maintains a long-term positive outlook in the growing security market, especially in the handheld space.

The licensing and distribution deals with leading vendors have placed the Group in a strong position as a major player in the emerging handheld security solutions market. However, significant uncertainty continues regarding the timing, structure and growth of the handheld security solutions market. Significant handheld security revenues are not expected in the very near term.

Despite the Group's strong product offering and positioning, signs of weak software sales prevail in the market and in the short term the situation is expected to remain as challenging as it was in 2001. However, management expects the antivirus business to continue to grow at a moderate annual rate in 2002. The encryption business is expected to stay roughly flat until software investments clearly pick up.

Q2 revenues are estimated to be 10.7 million, with an error margin of +- 10%. Fixed costs are estimated to be below EUR 10.5 million in Q2.

Key figures (unaudited):

Income statement	2002	2001	Change	2001
Euro million	1-3	1-3	%	1-12
Revenues	10.0	10.0	0	41.7
Cost of revenues	1.1	1.6	-28	5.7
Gross Margin	8.8	8.4	5	36.0
Sales and Marketing	6.1	8.8	-30	32.3
Research and Development	2.6	3.4	-24	12.4
Administration	0.9	1.0	-16	3.7
Other Operating Income	0.1	0.0		0.3
Operating result	-0.7	-4.8		-12.2

Financial Income and Expenses	0.1	0.9	2.3
Profit (Loss) Before Extraordinary items	-0.6	-3.9	-9.9
Extraordinary items +/-	-	-	-
Result Before Taxes	-0.6	-3.9	-9.9
Income Taxes	-0.0	-0.1	-0.2
Result for the Period	-0.6	-4.0	-10.2

The stock option related social security expenses have had no effect on the Income Statement.

BALANCE SHEET

ASSETS	31/3/2002	31/3/2001	31/12/2001
Intangible assets	1.8	2.0	1.5
Tangible assets	2.3	3.3	2.6
Investments	0.2	0.3	0.3
Short-Term Receivables	11.8	13.5	13.4
Cash and Bank Accounts	32.1	33.7	31.0
Total	48.3	52.9	48.8

LIABILITIES AND SHAREHOLDERS' EQUITY	31/3/2002	31/3/2001	31/12/2001
Total Shareholders' Equity	26.8	33.0	27.4
Mandatory Provisions	1.9	2.0	1.9
Non-Current Liabilities	-	-	-
Advance Payments	12.2	10.1	11.5
Other Current Liabilities	7.4	7.8	8.0
Total	48.3	52.9	48.8

Key ratios	2002 3 m	2001 3 m	2001 12 m
Operating result, % of Revenues	-7.0	-48.3	-29.3
ROI, %	-8.1	-44.2	-28.3
ROE, %	-8.7	-46.1	-31.5
Equity ratio, %	74.1	77.1	73.4
Debt-to-equity ratio, %	-120.1	-102.1	-113.2
Earnings per Share (EUR)	-0.00	-0.03	-0.07
Earnings per Share Diluted	x)	x)	x)
Shareholders' equity per Share, e	0.19	0.23	0.19
Investments (Meuro)	0.5	0.5	1.4
Contingent liabilities (Me)*	19.0	22.6	20.2
Personnel, average	315	436	376

x) Not given, as the effect of dilution would improve the figure

* Includes the lease responsibility for the facilities at Helsinki High Tech Center

Quarterly development

	1/01	2/01	3/01	4/01	1/02
Revenues	10.0	10.7	9.9	11.1	10.0
Cost of Revenues	1.6	1.6	1.3	1.3	1.1
Gross Margin	8.4	9.1	8.5	9.9	8.8
Sales and Marketing	8.8	8.8	7.7	7.0	6.1
Research and Development	3.4	3.4	2.6	3.0	2.6
Administration	1.0	1.0	0.9	0.9	0.9
Other Operating Income	0.0	0.0	0.1	0.1	0.1
Operating result	-4.8	-4.0	-2.5	-0.8	-0.7
Financial Income and Expenses	0.9	0.7	0.4	0.3	0.1
Profit (Loss) Before Extraordinary items	-3.9	-3.4	-2.2	-0.5	-0.6

Financial Reporting

A press and analyst conference will be arranged today, April 25, at 11 am Finnish time at the Group's Headquarters, Tammasaarenkatu 7, Helsinki. A conference call for international investors and analysts will be arranged at 13.30 Finnish time (12.30 CET, 11.30pm UK time). Instructions can be found at http://www.europe.f-secure.com/investor-relations/

Quarterly reports for 2002 will be published on August 6 (Q2) and October 29 (Q3). On the release dates, a Stock Exchange bulletin will be sent at 9 am Finnish time to the Helsinki Exchanges, a press and analyst conference will be arranged at 11 am Finnish time in Helsinki, and an international conference call will be arranged in the afternoon. Full details will be provided later on the Group's web site.

F-Secure Corporation
Board of Directors

Additional information:
F-Secure Corporation
Risto Siilasmaa, President and CEO tel.358 9 2520 5510
Markku Pirskanen, CFO tel.358 9 2520 5606
Jukka Kotovirta, VP,Investor Relations tel.358 9 2520 5542
http://www.F-Secure.com